

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 12, 2008

via U.S. mail and facsimile

Mr. Thomas J. Felmer
Senior Vice President and Chief Financial Officer
Brady Corporation
6555 West Good Hope Road
Milwaukee, WI 53223

>   **RE: Brady Corporation**
>   **Form 10-K for the Fiscal Year Ended July 31, 2007**
>   **Filed September 28, 2007**
>   **File No. 001-14959**

Dear Mr. Felmer:

We have completed our review of your filing and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, to Brigitte Lippmann, Staff Attorney, at (202) 551-3713. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief